

January 31, 2013

Via E-mail

Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

> **Re:** **Westport Innovations Inc.**
> **Amendment No. 2 to Form 40-F for the Nine Months Ended**
> **December 31, 2011**
> **Filed October 29, 2012**
> **File No. 1-34152**

Dear Mr. Demers:

We have reviewed your letters dated January 3, 2012 and December 19, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21. Investment in Joint Ventures

(a) Cummins Westport Inc., page 37

1.   We have considered your prior responses, including comment 3(a) on September 25, 2012, comment 1 on October 29, 2012, and comments 1 and 2(b) on December 19, 2012. To help us better understand your conclusion that CWI is a VIE, please address the following:

- Given that the total assets of CWI as of March 31, 2008, the earliest period presented in the Form 40-F are $34 million and Westport contributed $38.4 million, please tell us why you believe you met FASB ASC 810-10-15-14a, as it appears by design that sufficient equity is at risk.
- Given that Westport holds equal representation on the board with Cummins and it appears that returns are not capped, please tell us why you believe the company met FASB ASC 810-10-15-14b.
- Given that the relationship of voting rights to economics in CWI is not disproportionate, please tell us why you believe the company met FASB ASC 810-10-15-14c.

2.   Further to your response to comment 4 in your December 19, 2012 letter, please further explain why you believe that Westport has the "authority to direct" the activities of CWI that most significantly impact CWI's economic performance. In this regard, discuss the source of your authority and whether it is pursuant to the joint venture agreement or just a business practice.

3.   Also, it is not clear why you believe that the activities Westport has the authority to direct (product management/sales and marketing/market penetration) are more significant to the economics of the VIE than the activities of CWI that it appears Cummins has the power to direct, such as manufacturing and distribution. For example, in your response to comment 6 in your December 19, 2012 letter, you noted that Cummins provided its engines at cost to CWI. Please explain why you believe this can be easily outsourced or replicated by another OEM.

4.   Further to your response to comment 8 in your December 19, 2012 letter, we note you consider the unanimous rights listed in Appendix A to be protective rights and not significant participating rights. Please tell us why you concluded that unanimous approval of actions such as those related to compensation, the annual operating plan and the appointment or removal of officers do not represent significant participating rights. In your response, support why you believe that the board is not a substantive decision maker and how all significant decisions are made at the management level.

5.   Further to your response to comment 7 in your December 19, 2012 letter, please tell us the terms of the joint venture agreement that support your conclusion that Westport bears the risk of CWI due to your control over the outcome and the allocation represents the distribution percentages based on a weighting of the activities that were determined to have the most significant impact on economic performance. Please also discuss whether any amounts are owed or have been paid as a performance bonus and whether the amount is substantive.

6.   Please explain how you resolve with Cummins any disagreements or deadlocks with respect to CWI. In this regard, please briefly describe methods of past resolutions.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant